Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in thousands of U.S. dollars except ratios)

	Fiscal year ended December 31
	2009	2008	2007	2006	2005

Earnings per Financial Statements	$2,548,929	$1,197,065	2,578,098	$2,305,169	$1,028,241
Add (deduct):
Provision for income taxes	527,627	370,052	575,475	523,267	272,557
Fixed charges	252,782	255,704	198,722	199,811	201,885

Earnings for Computation	$3,329,338	$1,822,821	3,352,295	$3,028,247	$1,502,683

Fixed Charges
Interest Expense	$224,858	$230,030	174,870	$175,698	$174,029
One third of payments under operating leases	27,924	25,674	23,852	24,113	27,856

Total Fixed Charges	$252,782	$255,704	198,722	$199,811	$201,885

Ratio of Earnings to Fixed Charges	13.2	7.1	16.9	15.2	7.4

Preferred Share Dividends	$—	$23,921	44,851	$44,851	$44,850

Total Fixed Charges and Preferred Share Dividends	$252,782	$279,625	243,573	$244,662	$246,735

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	13.2	6.5	13.8	12.4	6.1

(1)	The Company recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e. excluded from interest expense).